UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Cricut, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

22658D100

(CUSIP Number)

Abdiel Capital

90 Park Avenue, 29th Floor

New York, NY 10016

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,497,678
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,497,678

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,497,678
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.28% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 16,434,702 shares of Class A Common Stock outstanding as of May 6, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 13, 2021.

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,470
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,470
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.66% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 16,434,702 shares of Class A Common Stock outstanding as of May 6, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 13, 2021.

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,606,148 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,606,148 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,148 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 3,497,678 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 108,470 shares of Common Stock held by Abdiel Capital, LP.
(2)

Based on 16,434,702 shares of Class A Common Stock outstanding as of May 6, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 13, 2021.

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,606,148 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,606,148 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,148 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94% (2)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 3,497,678 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 108,470 shares of Common Stock held by Abdiel Capital, LP.
(2)

Based on 16,434,702 shares of Class A Common Stock outstanding as of May 6, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 13, 2021.

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,606,148 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,606,148 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,148 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 3,497,678 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 108,470 shares of Common Stock held by Abdiel Capital, LP.
(2)

Based on 16,434,702 shares of Class A Common Stock outstanding as of May 6, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 13, 2021.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the “Common Stock”), of Cricut, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 10855 South River Front Parkway, South Jordan, UT 84095.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) Abdiel Qualified Master Fund, LP; (ii) Abdiel Capital, LP; (iii) Abdiel Capital Management, LLC; (iv) Abdiel Capital Advisors, LP; and (v) Colin T. Moran (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b) The principal business address of each Reporting Person is 90 Park Avenue, 29th Floor, New York, NY 10016.

(c) Each of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP is a private investment partnership, the principal business of which is to make investments. The principal business of Abdiel Capital Management, LLC is to act as the general partner of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. The principal business of Abdiel Capital Advisors, LP is to act as the investment manager of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Abdiel Qualified Master Fund, LP is a Cayman Islands limited partnership, each of Abdiel Capital, LP and Abdiel Capital Advisors, LP is a Delaware limited partnership, Abdiel Capital Management, LLC is a Delaware limited liability company, and Colin T. Moran is citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were acquired for the accounts of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP in multiple transactions that occurred from April 30, 2021 through June 24, 2021, for aggregate consideration of approximately $98,686,104 (including commissions). The source of funds used to acquire the Common Stock was the working capital of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. The shares acquired between April 30, 2021 and June 22, 2021 were previously reported on a statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on May 24, 2021 and Amendment No. 1 thereto filed on June 23, 2021 (as so amended, the “Schedule 13G”).

Item 4.	Purpose of Transaction.

Except as set forth herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and may, from time to time, also engage in discussions with management and the board of directors of the Issuer about their investment, the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling or otherwise transferring some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law and/or any agreement(s) that may be entered into with the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13D.

(c) Information with respect to all transactions in the Common Stock effected during the past sixty days by the Reporting Persons is incorporated herein by reference to Exhibit B attached hereto.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Transactions Effected During the Past Sixty Days

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 25, 2021

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually

EXHIBIT B

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

All of the below transactions in the Common Stock were traded in the ordinary course on the NASDAQ Stock Market.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
4/30/2021	Purchase	155,181	$26.44
5/03/2021	Purchase	99,120	$25.80
5/04/2021	Purchase	92,491	$25.45
5/05/2021	Purchase	59,017	$24.92
5/06/2021	Purchase	208,513	$23.43
5/07/2021	Purchase	84,340	$23.01
5/10/2021	Purchase	9,665	$20.86
5/13/2021	Purchase	838,711	$20.05
5/18/2021	Purchase	26,441	$24.70
5/19/2021	Purchase	107,877	$25.14	(1)
5/19/2021	Purchase	24,350	$26.50	(2)
5/19/2021	Purchase	81,134	$27.40	(3)
5/20/2021	Purchase	16,161	$27.90	(4)
5/24/2021	Purchase	229,848	$28.08	(5)
5/25/2021	Purchase	679	$29.96	(6)
5/25/2021	Purchase	200,661	$30.58	(7)
5/25/2021	Purchase	21,726	$31.35	(8)
6/14/2021	Purchase	6,076	$32.78	(9)
6/14/2021	Purchase	39,415	$33.33	(10)
6/14/2021	Purchase	292	$34.06	(11)
6/15/2021	Purchase	88	$32.80
6/15/2021	Purchase	38,438	$33.60	(12)
6/15/2021	Purchase	22,659	$34.32	(13)
6/16/2021	Purchase	4,832	$32.91	(14)
6/16/2021	Purchase	51,997	$33.57	(15)
6/16/2021	Purchase	2,037	$34.04	(16)
6/17/2021	Purchase	28,130	$32.77	(17)
6/17/2021	Purchase	39,052	$33.14	(18)
6/18/2021	Purchase	388	$32.89	(19)
6/18/2021	Purchase	7,199	$33.75	(20)
6/18/2021	Purchase	36,131	$34.61	(21)
6/18/2021	Purchase	2,614	$35.00
6/21/2021	Purchase	33,478	$33.36	(22)
6/21/2021	Purchase	2,003	$34.04	(23)
6/22/2021	Purchase	6,500	$32.93	(24)
6/22/2021	Purchase	26,721	$33.36	(25)
6/22/2021	Purchase	25,819	$34.22	(26)
6/23/2021	Purchase	484,962	$33.03	(27)
6/24/2021	Purchase	371,851	$33.23	(28)
6/24/2021	Purchase	11,081	$34.15	(29)

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Capital, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
4/30/2021	Purchase	4,819	$26.44
5/03/2021	Purchase	3,080	$25.80
5/04/2021	Purchase	2,871	$25.45
5/05/2021	Purchase	1,836	$24.92

5/06/2021	Purchase	6,487	$23.43
5/07/2021	Purchase	2,631	$23.01
5/10/2021	Purchase	282	$20.86
5/13/2021	Purchase	26,111	$20.05
5/18/2021	Purchase	821	$24.70
5/19/2021	Purchase	3,356	$25.14	(1)
5/19/2021	Purchase	758	$26.50	(2)
5/19/2021	Purchase	2,525	$27.40	(3)
5/20/2021	Purchase	513	$27.90	(4)
5/24/2021	Purchase	7,152	$28.08	(5)
5/25/2021	Purchase	21	$29.96	(6)
5/25/2021	Purchase	6,238	$30.58	(7)
5/25/2021	Purchase	675	$31.35	(8)
6/14/2021	Purchase	162	$32.78	(9)
6/14/2021	Purchase	1,047	$33.33	(10)
6/14/2021	Purchase	8	$34.06	(11)
6/15/2021	Purchase	3	$32.80
6/15/2021	Purchase	1,199	$33.60	(12)
6/15/2021	Purchase	707	$34.32	(13)
6/16/2021	Purchase	150	$32.91	(14)
6/16/2021	Purchase	1,617	$33.57	(15)
6/16/2021	Purchase	63	$34.04	(16)
6/17/2021	Purchase	873	$32.77	(17)
6/17/2021	Purchase	1,211	$33.14	(18)
6/18/2021	Purchase	12	$32.89	(19)
6/18/2021	Purchase	223	$33.75	(20)
6/18/2021	Purchase	1,122	$34.61	(21)
6/18/2021	Purchase	81	$35.00
6/21/2021	Purchase	1,041	$33.36	(22)
6/21/2021	Purchase	62	$34.04	(23)
6/22/2021	Purchase	200	$32.93	(24)
6/22/2021	Purchase	821	$33.36	(25)
6/22/2021	Purchase	793	$34.22	(26)
6/23/2021	Purchase	15,038	$33.03	(27)
6/24/2021	Purchase	11,518	$33.23	(28)
6/24/2021	Purchase	343	$34.15	(29)

(1)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.07 to $25.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(2)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $26.00 to $26.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(3)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $27.00 to $27.65. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(4)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $27.34 to $28.00. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(5)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $27.40 to $28.27. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(6)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $29.91 to $29.97. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(7)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $30.00 to $30.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(8)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $31.00 to $31.88. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(9)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.00 to $32.98. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(10)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.00 to $33.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(11)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.00 to $34.09. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(12)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.00 to $33.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(13)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.00 to $34.85. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(14)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.67 to $32.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(15)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.00 to $33.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(16)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.00 to $34.10. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(17)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.02 to $32.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(18)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.00 to $33.33. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(19)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.82 to $32.96. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(20)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.17 to $33.98. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(21)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.00 to $34.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(22)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.08 to $33.95. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(23)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.03 to $34.12. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(24)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.89 to $32.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(25)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.00 to $33.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(26)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.00 to $34.76. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(27)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.90 to $33.79. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(28)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.87 to $33.82. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(29)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.86 to $34.53. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.